SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    )

SQUARE, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

852234103

(CUSIP Number)

12/31/15

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

Page 1 of 10 Pages

CUSIP NO. 852234103	13 G	Page 2 of 10 Pages

NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 FUND, L.P. (“USV 2010”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0658604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,899,110 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,899,110 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,899,110 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.9%
12	TYPE OF REPORTING PERSON PN

[1]	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 852234103	13 G	Page 3 of 10 Pages

NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND, L.P. (“USV 2010 PTRS”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0676355
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 308,270 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 308,270 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,270 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON PN

[1]	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 852234103	13 G	Page 4 of 10 Pages

NAME OF REPORTING PERSON SEQUOIA CAPITAL U.S. VENTURE 2010 PARTNERS FUND (Q), L.P. (“USV 2010 Q”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0676356
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,520,930 [1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,520,930 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,520,930 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON PN

[1]	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 852234103	13 G	Page 5 of 10 Pages

NAME OF REPORTING PERSON SC U.S. VENTURE 2010 MANAGEMENT, L.P. (“USV 2010 MGMT”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0658603
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

15,728,310 shares, of which 13,899,110 shares are directly held by USV 2010, 308,270 shares are directly held by USV 2010 PTRS and 1,520,930 shares are directly held by USV 2010 Q. USV 2010 MGMT is the General Partner of USV 2010, USV 2010 PTRS and USV 2010 Q. [1]

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

15,728,310 shares, of which 13,899,110 shares are directly held by USV 2010, 308,270 shares are directly held by USV 2010 PTRS and 1,520,930 shares are directly held by USV 2010 Q. USV 2010 MGMT is the General Partner of USV 2010, USV 2010 PTRS and USV 2010 Q. [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,728,310 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.6%
12	TYPE OF REPORTING PERSON PN

[1]	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 852234103	13 G	Page 6 of 10 Pages

NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-1162638
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6

SHARED VOTING POWER

15,728,310 shares, of which 13,899,110 shares are directly held by USV 2010, 308,270 shares are directly held by USV 2010 PTRS and 1,520,930 shares are directly held by USV 2010 Q. SC US TTGP is the General Partner of USV 2010 MGMT, which is the General Partner of each of USV 2010, USV 2010 PTRS and USV 2010 Q. [1]

	7	SOLE DISPOSITIVE POWER 0
8

SHARED DISPOSITIVE POWER

15,728,310 shares, of which 13,899,110 shares are directly held by USV 2010, 308,270 shares are directly held by USV 2010 PTRS and 1,520,930 shares are directly held by USV 2010 Q. SC US TTGP is the General Partner of USV 2010 MGMT, which is the General Partner of each of USV 2010, USV 2010 PTRS and USV 2010 Q. [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,728,310 [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.6%
12	TYPE OF REPORTING PERSON OO

[1]	Represents shares of the Issuer’s Class B common stock. Each share of the Issuer’s Class B common stock is entitled to ten votes per share and is convertible at any time into one share of the Issuer’s Class A common stock.

CUSIP NO. 852234103	13 G	Page 7 of 10 Pages

ITEM 1.

(a)	Name of Issuer: Square, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

                  1455 Market Street, Suite 600

                  San Francisco, CA 94103

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital U.S. Venture 2010 Fund, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund, L.P.

Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.

SC U.S. Venture 2010 Management, L.P.

SC US (TTGP), Ltd.

SC US TTGP is the General Partner of USV 2010 MGMT. USV 2010 MGMT is the General Partner of each of USV 2010, USV 2010 PTRS and USV 2010 Q.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

Citizenship:

SC US TTGP, USV 2010 MGMT, USV 2010, USV 2010 PTRS, USV 2010 Q: Cayman Islands

(c)	Title of Class of Securities: Common Stock

(d)	CUSIP Number: 852234103

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

CUSIP NO. 852234103	13 G	Page 8 of 10 Pages

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

CUSIP NO. 852234103	13 G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

Sequoia Capital U.S. Venture 2010 Fund, L.P.
Sequoia Capital U.S. Venture 2010 Partners Fund, L.P.
Sequoia Capital U.S. Venture 2010 Partners Fund (Q), L.P.

By:	SC U.S. Venture 2010 Management, L.P.
General Partner of each

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC U.S. Venture 2010 Management, L.P.

By:	SC US (TTGP), Ltd.
its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Managing Director